

February 15, 2011

Mr. Ross Senior
Chief Executive Officer and Chief Financial Officer
Protokinetix, Inc.
2225 Folkestone Way
West Vancouver, British Columbia Canada V7S 2Y6

Re: Protokinetix, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 000-32917

Dear Mr. Senior:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief